UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.      )*

Cidara Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

171757206

(CUSIP Number)

November 26, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Vivo Opportunity Fund Holdings, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 600,157 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 600,157 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,157 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5% (2)
12.	TYPE OF REPORTING PERSON PN

(1)	The number represents shares of common stock, $0.0001 par value (the “Common Stock”) of Cidara Therapeutics, Inc. (the “Issuer”) held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.

(2)	Based on 10,938,907 shares of Common Stock, which is the sum of (i) 7,046,633 shares of Common Stock outstanding as of November 4, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2024, plus (ii) 3,892,274 shares of Common Stock issued at the closing of a private placement offering, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on November 26, 2024.

1.	NAMES OF REPORTING PERSONS Vivo Opportunity, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 600,157 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 600,157 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,157 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5% (2)
12.	TYPE OF REPORTING PERSON OO

(1)	The number represents shares of Common Stock of the Issuer held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.

(2)	Based on 10,938,907 shares of Common Stock, which is the sum of (i) 7,046,633 shares of Common Stock outstanding as of November 4, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed with the SEC on November 7, 2024, plus (ii) 3,892,274 shares of Common Stock issued at the closing of a private placement offering, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on November 26, 2024.

1	NAMES OF REPORTING PERSONS Vivo Asia Opportunity Fund Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 70,443 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 70,443 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,443 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6% (2)
12	TYPE OF REPORTING PERSON PN

(1)	The number represents shares of Common Stock of the Issuer held of record by Vivo Asia Opportunity Fund Holdings, L.P. Vivo Opportunity Cayman, LLC is the general partner of Vivo Asia Opportunity Fund Holdings, L.P.

(2)	Based on 10,938,907 shares of Common Stock, which is the sum of (i) 7,046,633 shares of Common Stock outstanding as of November 4, 2024, 3 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed with the SEC on November 7, 2024, plus (ii) 3,892,274 shares of Common Stock issued at the closing of a private placement offering, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on November 26, 2024.

1	NAMES OF REPORTING PERSONS Vivo Opportunity Cayman, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 70,443 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 70,443 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,443 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6% (2)
12	TYPE OF REPORTING PERSON OO

(1)	The number represents shares of Common Stock of the Issuer held of record by Vivo Asia Opportunity Fund Holdings, L.P. Vivo Opportunity Cayman, LLC is the general partner of Vivo Asia Opportunity Fund Holdings, L.P.

(2)	Based on 10,938,907 shares of Common Stock, which is the sum of (i) 7,046,633 shares of Common Stock outstanding as of November 4, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed with the SEC on November 7, 2024, plus (ii) 3,892,274 shares of Common Stock issued at the closing of a private placement offering, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on November 26, 2024.

Item 1. (a)	Name of Issuer:

Cidara Therapeutics, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

6310 Nancy Ridge Drive, Suite 101

San Diego, CA 92121

Item 2. (a)	Name of Person Filing:

Vivo Opportunity Fund Holdings, L.P. and its General Partner Vivo Opportunity, LLC

Vivo Asia Opportunity Fund Holdings, L.P and its General Partner Vivo Opportunity Cayman, LLC

(b)	Address of Principal Business Office or, if None, Residence:

192 Lytton Avenue, Palo Alto, CA 94301

(c)	Citizenship:

Vivo Opportunity Fund Holdings, L.P. is a Delaware limited partnership.

Vivo Opportunity, LLC is a Delaware limited liability company.

Vivo Asia Opportunity Fund Holdings, L.P. is a Cayman Islands limited partnership.

Vivo Opportunity Cayman, LLC is a Cayman Islands limited liability company.

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value

(e)	CUSIP Number:

171757206

Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(l)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1(ii)(j), please specify the type of institution: ________________

Not Applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Vivo Opportunity, LLC beneficially owns 600,157 shares of Common Stock. The securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.

Vivo Opportunity Cayman, LLC beneficially owns 70,443 shares of Common Stock. The securities are held of record by Vivo Asia Opportunity Fund Holdings, L.P. Vivo Opportunity Cayman, LLC is the general partner of Vivo Asia Opportunity Fund Holdings, L.P.

(b)	Percent of class:

Vivo Opportunity Fund Holdings, L.P.: 5.5%

Vivo Opportunity, LLC: 5.5%

Vivo Asia Opportunity Fund Holdings, L.P.: 0.6%

Vivo Opportunity Cayman, LLC.: 0.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: Vivo Opportunity Fund Holdings, L.P.: 600,157 shares Vivo Opportunity, LLC: 600,157 shares

Vivo Asia Opportunity Fund Holdings, L.P.: 70,443 shares

Vivo Opportunity Cayman, LLC: 70,443 shares

(ii)	Shared power to vote or to direct the vote: 0

(iii)

Sole power to dispose or to direct the disposition of:

Vivo Opportunity Fund Holdings, L.P.: 600,157 shares

Vivo Opportunity, LLC: 600,157 shares

Vivo Asia Opportunity Fund Holdings, L.P.: 70,443 shares

Vivo Opportunity Cayman, LLC: 70,443 shares

(iv)	Shared power to dispose of or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 9, 2024

Vivo Opportunity Fund Holdings, L.P.

By: Vivo Opportunity, LLC, its General Partner

/s/ Kevin Dai
Name: Kevin Dai
Title: Managing Member

Vivo Opportunity, LLC

/s/ Kevin Dai
Name: Kevin Dai
Title: Managing Member

Vivo Asia Opportunity Fund Holdings, L.P.

By: Vivo Opportunity Cayman, LLC, its General Partner

/s/ Kevin Dai
Name: Kevin Dai
Title: Managing Member

Vivo Opportunity Cayman, LLC

/s/ Kevin Dai
Name: Kevin Dai
Title: Managing Member

EXHIBIT INDEX

Exhibit

99.1	Joint Filing Statement